

07006137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/30



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SEC FILE NUMBER
8-47023

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fimat USA, ~~Inc.~~ LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 5th Avenue, Suite 500
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Brda (312) 578-5206
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Robert Reeves, Affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fimat USA, Inc. (the Company), as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Robert Reeves
Chief Financial Officer

2/21/07



Notary Public

THOMAS LOCURTO
Notary Public, State of New York
No. 01LO4790919
Qualified in Nassau County
Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Subordinated Debt
- ☐ (f) Statement of Changes in Members' Equity

Supplemental information:

- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ (n) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Option Customers Pursuant To Commission Regulation 30.7
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

Fimat USA, LLC

Consolidated Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Auditors

The Board of Directors and Members
Fimat USA, LLC

We have audited the accompanying consolidated statement of financial condition of Fimat USA, LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 26, 2007

Fimat USA, LLC

Consolidated Statement of Financial Condition

December 31, 2006
(Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 210,857
Cash and securities segregated for regulatory purposes	4,889,112
Receivables:	
Brokers, dealers, and clearing organizations	1,362,880
Customers	1,236,707
Other	21,353
Securities purchased under agreements to resell	4,297,676
Securities borrowed	3,906,381
Financial instruments owned (including $66,319 pledged)	115,369
Fixed assets, net of accumulated depreciation and amortization of $34,188	15,429
Other assets	64,396
	$ 16,120,160
Liabilities and members' equity	
Short-term borrowings	$ 1,517,895
Payables:	
Brokers, dealers, and clearing organizations	1,581,906
Customers	5,942,673
Securities sold under agreements to repurchase	2,336,515
Securities loaned	3,721,436
Financial instruments sold, not yet purchased	126,172
Other liabilities and accrued expenses	128,235
	15,354,832
Subordinated debt	410,000
Members' equity	355,328
Total liabilities and members' equity	$ 16,120,160

See notes to consolidated statement of financial condition.

Fimat USA, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2006

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of Fimat USA, LLC (Fimat USA) and its wholly owned subsidiary Fimat Preferred, LLC (Fimat Preferred) (collectively, the Company). The Company is a wholly owned indirect subsidiary of Societe Generale (SG), Paris, France. As of December 31, 2006, Fimat USA is owned 99% by Fimat International Banque, SA (Fimat Banque) and 1% by SG Tandem (collectively, the Members). All material intercompany accounts and transactions have been eliminated in consolidation.

Fimat USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers and counterparties. Fimat USA additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Fimat USA is a clearing member of all major United States-based futures exchanges, as well as a member of the Chicago Board of Options Exchange, the Philadelphia Stock Exchange, the International Securities Exchange, and the Boston Options Exchange. Fimat USA is a member of many major United States-based clearing/settlement organizations for securities, including Depository Trust Company, Fixed Income Clearing Corporation Government Securities Division, National Securities Clearing Corporation, and the Options Clearing Corporation.

Fimat Preferred is a registered broker-dealer and futures commission merchant that provides execution and clearing services of securities, options, and futures transactions for retail, market maker, and institutional customers located primarily in the United States. Fimat Preferred is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the National Futures Association, and other domestic exchanges and regulatory organizations. Effective January 1, 2007, Fimat Preferred transferred all of its assets and liabilities to Fimat USA and will operate as the Equity Clearing Division of Fimat USA. Fimat Preferred will be dissolved as a corporation in 2007.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results may differ from these estimates.

2. Significant Accounting Policies (continued)

Securities and Commodities Transactions

Proprietary securities and commodities transactions are recorded on trade date. Financial instruments owned and financial instruments sold, not yet purchased, are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics. The Company values its swap contracts using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Customer securities and commodities transactions are recorded on settlement date.

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and held by the Company as collateral or as margin are not reflected in the consolidated statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2006, the market value of customer securities held was $3.7 billion, of which $2.7 billion has been pledged as margin at carrying brokers and clearing organizations.

Additionally, the market values of option positions owned or sold by customers are not reflected in the consolidated statement of financial condition.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions, are collateralized primarily by U.S. government and government agency securities, and are carried at their contracted resale or repurchase amounts plus accrued interest. Open repurchase and resale transactions are presented net in the accompanying consolidated statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Excluding the impact of

2. Significant Accounting Policies (continued)

FIN 41, resale agreements totaled approximately $11.3 billion, of which $2.4 billion is included in cash and securities segregated for regulatory purposes in the consolidated statement of financial condition. Also excluding the impact of FIN 41, repurchase agreements totaled approximately $6.9 billion at December 31, 2006.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained as necessary.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2006, include interest bearing cash accounts and money market funds.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements, and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Included in other assets is goodwill of approximately $5.1 million and other intangible assets of approximately $9.3 million, primarily relating to software development costs of $6.0 million.

Goodwill is subject to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is not amortized, but rather subject to an annual impairment test. During the year ended December 31, 2006, the Company recognized no permanent impairment in goodwill.

Intangible assets are being amortized on a straight-line basis over a 3 to 12-year period; internally developed software is being amortized over 5 years.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the consolidated statement of financial condition date.

Income Taxes

The Company is a limited liability company and is taxed as a partnership for federal and most state income tax purposes. There are no federal income taxes provided for in the accompanying consolidated statement of financial condition as the Members of the Company are responsible for reporting their share of the Company's taxable income or loss.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include financial instruments owned and financial instruments sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and others; securities purchased under agreements to resell and securities sold under agreements to repurchase; securities borrowed and

2. Significant Accounting Policies (continued)

loaned; short-term borrowings; and subordinated debt. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

3. Transactions With Related Parties

The Company provides and receives clearing and execution services for derivatives, securities, and financing transactions with entities affiliated through common ownership. The Company also has leasing and administrative service arrangements with affiliates. Amounts outstanding to/from such affiliates at December 31, 2006, are reflected in the consolidated statement of financial condition as follows (in thousands of dollars):

Assets	
Cash and securities segregated for regulatory purposes	$ 1,067,469
Receivables from brokers, dealers, and clearing organizations	381,807
Receivables from customers	7,041
Securities purchased under agreements to resell	283,321
Financial instruments owned (pledged to affiliates for margin)	10,112
Liabilities	
Short-term borrowings	1,517,895
Payables to brokers, dealers, and clearing organizations	490,878
Payables to customers	833,706
Securities sold under agreements to repurchase	41,279
Subordinated debt	410,000

Fimat Facilities Management Inc., an affiliate owned by Fimat Banque, provides technology support to the Company for which the Company incurs a fee.

The Company enters into unsecured bank borrowings with affiliated entities primarily to finance resale agreements and foreign currency settlements. At December 31, 2006, such short-term borrowings totaled approximately $1.5 billion. Interest on these borrowings is generally based on the prevailing Federal Funds rate.

3. Transactions With Related Parties (continued)

The Company incurs a management fee from Fimat Banque to cover costs that arise in conjunction with various administrative and support services.

Certain over-the-counter transactions were introduced by Fimat USA to Fimat Alternative Strategies Inc. (FAST), a Fimat Banque subsidiary. FAST serves as the counterparty to the transactions and in connection therewith earns fees. Fimat USA provides administrative and operational support services to FAST in connection with the over-the-counter transactions for which Fimat USA earns fees.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary positions. The balances at December 31, 2006, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 83,606	$ 90,614
Municipal bonds	15,590	–
Swaps	12,867	30,953
Equities	2,241	4,228
Options	681	292
Corporate obligations	384	85
	$ 115,369	$ 126,172

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

At December 31, 2006, financial instruments owned of $66.3 million were pledged as collateral to carrying brokers and clearing organizations.

5. Derivatives, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts and swap contracts. The Company records its derivative activities at market or fair value.

At December 31, 2006, the fair value of derivatives was as follows (in thousands of dollars):

	Assets	Liabilities
Options	$ 681	$ 292
Swap contracts	12,867	30,953
Futures contracts	29,539	7,708

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. To reduce its credit risk for derivative transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary.

5. Derivatives, Customer, and Financing Activities (continued)

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2006, were adequate to minimize the risk of material loss that could be created by the positions held.

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained securities with a fair value of $15.2 billion, of which $13.7 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

6. Subordinated Debt

At December 31, 2006, Fimat USA and Fimat Preferred had subordinated debt outstanding totaling $335.0 million under agreements with Fimat International Banque with interest rates ranging from 5.82% to 5.87%, of which $15.0 million has a maturity ranging from April 2007 to September 2007, $170.0 million matures on December 31, 2007, and $150.0 million matures on December 31, 2008. Fimat USA has a $100.0 million revolving subordinated loan agreement with Societe Generale Paris of which $75.0 million is outstanding at December 31, 2006, and matures on December 31, 2007. The interest rate on the amount outstanding is 5.94% and the commitment fee on the unused portion is 0.0625%.

6. Subordinated Debt (continued)

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission (SEC) net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

7. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2011. Also, the Company subleases office facilities under an agreement with SG, which expires in 2013. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2007	$ 5,371
2008	4,793
2009	5,340
2010	5,344
2011	4,635
Thereafter	1,771
	$ 27,254

At December 31, 2006, the Company had commitments to enter into forward starting resale and repurchase agreements, each totaling $199.5 million, that are not recorded in the consolidated statement of financial condition.

7. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial position.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair valued derivative contracts, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. The fair values of all written option contracts as of December 31, 2006, are included in financial instruments sold, not yet purchased in the consolidated statement of financial condition.

In addition, the Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. Benefit Plan and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the first 6% of contributions made by its employees, subject to certain limitations.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Amounts, each totaling approximately $40 million, are included in other assets and other liabilities and accrued expenses, respectively, in the consolidated statement of financial condition at December 31, 2006.

The Company and SG also sponsor certain other deferred compensation plans under which amounts are deferred for certain officers or employees and paid over a 3-year period, subject to continued employment.

9. Net Capital Requirements and Other Regulatory Matters

Fimat USA is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission (CFTC). Under these requirements, Fimat USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Fimat USA is required to maintain adjusted net capital equal to the greater of $500,000 or the sum of 8% of the customer risk maintenance margin requirements and 4% of the noncustomer risk maintenance margin requirements, as defined.

9. Net Capital Requirements and Other Regulatory Matters (continued)

At December 31, 2006, Fimat USA had net capital of approximately $599.3 million, which was approximately $194.0 million in excess of its net capital requirement.

Fimat Preferred is also subject to the minimum financial requirements of the SEC and CFTC. At December 31, 2006, Fimat Preferred had net capital of approximately $33.9 million, which was approximately $32.2 million in excess of its net capital requirement.

As a clearing broker-dealer, Fimat USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses Fimat USA as its clearing broker-dealer to classify its assets held at Fimat USA as allowable assets in the correspondents' net capital computation. At December 31, 2006, Fimat USA met its PAIB reserve requirement.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.